June 19, 2009

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Ms. Pam Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Invesco Ltd.

Definitive Proxy Statement on Schedule 14A, filed April 8, 2009

File Number: 001-13908

Dear Ms. Long:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated April 30, 2009, relating to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to comments of the Staff of the Commission (the “Staff”) regarding the Proxy Statement. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in bold italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 19, 2009

Ms. Pam Long

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

Determination of the 2008 Annual Award Pool, page 23

1.

We note that the committee used net operating income, net operating margin, assets under management and diluted earnings per share to determine the size of the award pool for variable compensation for 2008. We further note that the committee “evaluated” these same financial measures when making other compensation decisions. You do not disclose the other decisions for which these financial measures were evaluated, however. Please tell us for which decisions the committee used these financial measures. Please provide a detailed response. For your reference, please refer to comment one in our letter to you dated December 10, 2008, in which, among other matters, we asked you to clarify in future filings the purposes for which your committee used items of corporate performance in connection with compensation decisions.

Response to Comment 1

The performance factors noted above (net operating income, net operating margin, assets under management and diluted earnings per share) are described in the context of the annual award pool. Accordingly, the disclosure indicating that “each of these aspects of our financial performance was evaluated by the committee in making its compensation decisions” is intended to refer to the decisions made with respect to the establishment of the award pool in general and the awards issued thereunder. We provide more detail about these decisions and consideration of these performance factors under subsequent sections relating to the award determinations for the CEO and the other named executive officers, as detailed below.

With respect to our Chief Executive Officer, we disclosed under the heading “Chief Executive Officer’s Compensation – Award Determinations” that the committee took into account these same factors in setting Mr. Flanagan’s compensation. As described, the committee took into account Mr. Flanagan’s cautious approach to managing the business, which helped the Company maintain a net operating margin above 31% even though declining assets under management had put pressure on net operating revenues, net operating income and diluted earnings per share. Additionally, we stated that our Chief Executive Officer’s compensation was decreased to reflect “the decline in company financial results largely brought on by market forces.”

With respect to compensation decisions for named executive officers other than the Chief Executive Officer, we disclosed that our named executive officer’s compensation decreased generally in line with the year-over-year decrease in the award pool, which was determined based upon analysis of the above-mentioned performance factors. We direct the Staff’s attention to the Proxy Statement paragraph immediately following the one cited, where we state that, although the committee did not attempt to assign relative weight to any single performance

June 19, 2009

Ms. Pam Long

factor, “...the 2008 awards to our named executive officers generally decreased year-over-year in line with the decrease in the company-wide annual award pool.”

Under the caption “Compensation of Other Executive Officers – 2008 Awards” we disclosed that Mr. Flanagan’s recommendations to the committee regarding compensation of other executive officers “reflected the company’s overall performance for 2008, as described above...” referring to the same Company performance factors earlier cited. We further described the committee’s belief “that the other executive officers’ pay should reflect the lower operating results of the company versus 2007.” These “lower operating results” were previously identified in the description of the committee’s determination of the overall award pool.

Award Maximums for the Named Executive Officers, page 23

2.

We note your disclosure that “the profitability of the firm, as reflected in PCBOI, is the determining performance based measure in establishing award maximums for our executive officers.” With a view toward future disclosure, please tell us the dollar amount of the PCBOI profitability performance target for 2008 as well as your actual PCBOI profitability performance for 2008. For your reference, please refer to comment one in our letter to you dated August 29, 2008, in which, among other matters, we asked you to identify and quantify specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.

Response to Comment 2

We do not target any particular dollar amount of PCBOI profitability. Rather, as described in the sections entitled “Process for Establishing Annual Award Pool,” “Determination of the 2008 Annual Award Pool,” and “Award Maximums for the Named Executive Officers,” the committee determines during the first quarter of the year the ranges for the general award pool as a percentage of the year’s PCBOI – the committee approved a target range for cash bonuses for 2008 of between 24% and 29% of PCBOI and for share awards of between 8% and 13% of PCBOI. For purposes of Section 162(m), specific percentages of PCBOI are established for named executive officers, which we describe as “award maximums,” but no specific PCBOI target is established for such awards. Naturally, if actual PCBOI is a negative number, the resulting award maximum for a named executive officer would be zero (0) for that year. Since we do not establish a target for PCBOI, we do not believe that disclosure of our actual PCBOI for the year is relevant to an investor’s understanding of our policies and decisions with respect to compensation of our named executive officers.

The dollar amount of the Company’s PCBOI for any particular year cannot be determined prior to fiscal year end. Once the amount of the prior year’s PCBOI is known, however, the committee (i) determines the size of the Company-wide award pool, and (ii) computes the dollar amount of the award maximums for the named executive officers (which are then reduced to actual award amounts using the committee’s “negative discretion”). It is

June 19, 2009

Ms. Pam Long

important to note, however, that the Company does not target any particular dollar amount of PCBOI for any purpose.

3.

Please tell us why you expect that the “performance-based awards granted for 2008 in the form of annual cash bonuses and share awards...should qualify for the performance- based compensation exception to Section 162(m).” In this regard, we note your disclosures throughout your CD&A that your compensation decisions are based on qualitative judgments made by your compensation committee, the absence of a non-equity incentive plan compensation column in your summary compensation table, and your disclosure that Mr. Flanagan participated in establishing his own performance criteria.

Response to Comment 3

We expect that the performance-based awards granted for 2008 in the form of cash bonuses and share awards should qualify for the 162(m) exception for performance-based compensation, as further described below.

First, as described in the Proxy Statement under the heading “Award Maximums for the Named Executive Officers,” the committee approves annually in advance specific award maximums for each executive officer (including each named executive officer) under the Company’s Executive Incentive Bonus Plan, which was approved by our shareholders. Each of these award maximums is expressed as a percentage of the Company’s PCBOI – an objectively determined performance criteria, which must be a positive number in order to yield a positive award maximum. At the time such percentage maximums are set by the committee, the Company’s PCBOI for that year is of course not yet known – PCBOI for the ongoing year will only be ultimately determined based on the Company’s financial statements once they have been finalized. Further, the award maximums limit the aggregate dollar value of both the cash bonus and share award components that the Company expects to grant to the individual executive officer upon conclusion of the year. At the time the award maximums are set, however, no determination has been made as to what portion of the award will be delivered to the executive officer in the form of cash and what portion will be delivered in the form of shares. Additionally, the PCBOI percentages pertaining to particular executive officers are not communicated to such officers at that time. After the year has concluded and the Company’s financial results for the period are known, the amount of the Company’s PCBOI – and thus each award maximum – may be computed. The committee then engages in a non-formulaic, qualitative assessment of each executive officer’s performance and uses its “negative discretion”

to reduce the award amount from the computed maximum to an actual amount to be granted. The “qualitative” assessment is therefore used to reduce each award from the objectively-determined PCBOI performance criteria. In addition, the committee at that time determines the relative proportions of cash and common share awards that will make up the aggregate award.

Second, in future filings with the Commission, we will present the information set forth in the “Bonus” column of the current Summary Compensation Table in a new column to be headed “Non-Equity Incentive Plan Compensation.” In addition, we will in future filings include

June 19, 2009

Ms. Pam Long

additional narrative and footnote disclosure relating to incentive awards under the “Grants of Plan-Based Awards” table for the applicable year in order to more clearly reflect the committee’s process described above. Such additional disclosure will be substantially similar to the revised Summary Compensation Table and Grant of Plan-Based Awards Table appended to this letter.

Finally, solely the committee established the objective award maximum for Mr. Flanagan. Mr. Flanagan did not participate in the committee’s determination and certification of actual performance against the award maximum. The committee selected, after receiving Mr. Flanagan’s input, the other performance criteria to be used in the committee’s qualitative, non-formulaic assessment for determining the value of the final award. The committee’s process mirrored the qualitative evaluation which the committee undertakes for other named executive officers described in the preceding paragraph, using negative discretion under Section 162(m). As described in the Proxy Statement, the committee and Mr. Flanagan agreed at the onset of the performance measurement period that certain factors – including continued progress in executing the Company’s multi-year strategic priorities and maintaining or improving the Company’s financial performance relative to other firms in our industry – should be relevant and considered by the committee, among many other factors which the committee might take into consideration, in its qualitative assessment of his performance. Mr. Flanagan did not participate in the committee’s evaluation of his performance against these performance factors.

Chief Executive Officer’s Compensation, page 24

Employment Agreement, page 24

4.

Please tell us the metric or metrics against which company performance was measured for purposes of comparing the company to other firms in connection with the performance criteria applicable to Mr. Flanagan. It is unclear as to whether the committee and Mr. Flanagan used PCBOI, net operating income, net operating margin, assets under management, diluted earnings per share, a combination of some or all of these metrics or some other metric or metrics. In addition, please tell us the targets for these metrics and where actual results fell with respect to those targets.

Response to Comment 4

With respect to the performance criteria applicable to Mr. Flanagan, the committee compared the Company’s performance primarily with respect to (i) the percentage of assets under management performing in the top half of the Company’s peer group, and (ii) the performance of the Company’s stock price relative to a composite index composed of a select peer group. As described in the Proxy Statement, however, the committee determined that the related awards would not be formulaic but that it would apply a qualitative assessment in considering these performance criteria, as described in our response to Question 3 above. Consequently, the committee did not set targets for any of these metrics. The committee used such measures as part of its overall qualitative assessment in order to exercise “negative discretion” to reduce Mr. Flanagan’s incentive compensation from the award maximum it had previously established as a percentage of PCBOI to the actual award amount.

June 19, 2009

Ms. Pam Long

Award Determination, page 24

5.

We note the disclosure in the last paragraph. Please advise us as to the nature of the opinion provided by Johnson Associates and also provide to us copies of all materials prepared by Johnson Associates and provided to your company regarding its opinion.

Response to Comment 5

Johnson Associates works closely with the committee on executive compensation issues throughout the year, and representatives of Johnson Associates often attend committee or Board meetings to provide oral advice and counsel. In addition, as described in the Proxy Statement under the heading “Review of Market Compensation,” Johnson Associates provides the committee with certain market data and benchmark analysis that compares executive compensation at the Company with that of other asset management firms considered generally comparable to us. The committee uses such data for purposes of general awareness. Johnson Associates does not, however, provide a formal written opinion of any kind to the committee.

June 19, 2009

Ms. Pam Long

*               *                 *

If you have any questions regarding this letter, please do not hesitate to call me, Kevin M. Carome, at (404) 479-2945 or Robert H. Rigsby, at (404) 479-2845.

Very truly yours, /s/ Kevin M. Carome
Kevin M. Carome
Senior Managing Director and General Counsel

cc: Loren M. Starr, Senior Managing Director and Chief Financial Officer

Summary Compensation Table for 2008

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Share Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($) (6)	Total ($)
Martin L. Flanagan	2008	790,000		7,703,084	-	3,655,000	1,336,817	13,484,901
President and Chief Executive Officer	2007	790,000	4,750,000	10,231,973	-		1,054,870	16,826,843

Loren M. Starr	2008	450,000		986,620	-	924,000	161,311	2,521,931
Senior Managing Director and Chief Financial Officer	2007	450,000	1,200,000	1,376,004	-		117,951	3,143,955

G. Mark Armour (*) Senior Managing Director and Head of Worldwide Institutional	2008	400,000		785,903	-	1,550,000	114,346	2,850,249

Andrew T.S. Lo	2008	400,000		1,173,757	-	1,200,000	104,568	2,878,325
Senior Managing Director and Head of Asia Pacific	2007	400,000	1,400,000	1,433,731	46,315		17,919	3,297,965

Philip A. Taylor	2008	600,482		550,272	637,454	2,200,000	293,136	4,281,344
Senior Managing Director and Head of North American Retail	2007	645,496	2,709,631	1,008,225	92,629		72,363	4,528,344

Robert J. Yerbury (#)	2008	611,564		4,029,161	-	2,309,726	169,874	7,120,326
Senior Managing Director and Chief Investment Officer of Invesco Perpetual	2007	656,589	2,906,217	3,173,919	-		131,195	6,867,920

(*)	Mr. Armour was not a named executive officer in 2007 pursuant to SEC rules; therefore, compensation information for 2007 is not included in this year’s summary compensation table.

(#)	As of September 1, 2008, Mr. Yerbury was no longer deemed an “executive officer” of the company under SEC rules.

(1)   For each of the named executive officers, includes salary that was eligible for deferral, at the election of the named executive officer, under our 401(k) plan or similar plan in the named executive officer’s country.

(2)   Reflects the bonus amounts earned during 2007, which were paid in 2008.

(3)

Reflects compensation expense recognized by the company for financial statement reporting purposes in fiscal year 2008, computed in accordance with Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment,” (“FASB Statement No. 123(R)”), with respect to the fair value of share awards granted in fiscal 2008, as well as compensation expense recognized for share awards granted in prior years that continue to be expensed under FASB Statement No. 123(R). The computation disregards the estimate of forfeitures related to service-based vesting conditions, as prescribed by SEC rules. Under FASB Statement No. 123(R), compensation expense is calculated using the closing price of the company’s common shares on the date of grant and spread over the vesting period of the share awards. The amounts in the table reflect the company’s accounting expense for the share awards, including the acceleration of expense for those who meet retirement eligibility requirements and the reversal of previously recognized expense related to performance-based share awards that were made in 2007. The reversal was made because the company does not expect that the performance measures will be achieved. The amounts disclosed do not reflect the value actually realized by the

June 19, 2009

Ms. Pam Long

named executive officers. For additional information, please see Note 18 – “Share-Based Compensation” to the financial statements in our Annual Report on Form 10-K, filed with the SEC on February 27, 2009.

(4)   Reflects compensation expense recognized by the company in fiscal year 2008, computed in accordance with FASB Statement No. 123(R), with respect to the fair value of options granted in prior years that continue to be expensed under FASB Statement No. 123(R). The computation disregards any forfeitures related to service-based vesting conditions, as prescribed by SEC rules. Options represent the right to purchase common shares of our company at a specified price over a specified term (usually ten years) following the grant date. The amounts in the table reflect the company’s accounting expense in fiscal year 2008 for the options and do not reflect the value, if any, that ultimately may be realized by the named executive officers. For additional information on valuation assumptions relating to the options, see Note 19 – “Share-Based Compensation” to the financial statements in our 2007 Annual Report on Form 10-K.

(5)   Reflects the cash paid in settlement of the annual incentive award for fiscal year 2008 earned by the named executive officers under the Executive Incentive Bonus Plan.

(6)    The following table reflects the items that are included in the All Other Compensation column for 2008:

All Other Compensation Table for 2008

[ No changes are proposed to this table, which we have thus omitted from this response letter for clarity ]

June 19, 2009

Ms. Pam Long

Grants of Plan-Based Awards for 2008

As described in the Compensation Discussion and Analysis, the named executive officers have an opportunity to earn annual incentive awards. These awards are paid in a combination of cash incentive payments and time-based share awards. While the incentive awards are based upon the company’s performance over a given year, and are subject to objectively-determined performance maximums for such year, the company does not determine the actual amount to be paid out, or the proportion of cash and share awards issued in settlement of the incentive awards, until the following year. In accordance with SEC rules, share awards are reported in the proxy statement for the year in which they are considered to be granted for accounting purposes under FASB Statement No. 123(R).

Share awards are subject to time-based vesting, transfer restrictions and forfeiture prior to vesting upon a recipient’s termination of employment for any reason other than death, disability, retirement or reduction in force. All share awards immediately become vested in the event of (i) a change in control of the company and (ii) the involuntary termination of employment without cause or voluntary termination of employment for good reason.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Share Awards: Number of Shares of Stock or	Closing Market Price on Date of	Grant Date Fair Value of Share and Option Awards
Name	Grant Date	Maximum ($)	Maximum (#)	Units(#)	Grant ($/Sh)	($)(4)
Martin L. Flanagan		(1)	(1)
	02/28/08			55,534 (2)	27.01	1,499,973
	02/28/08			120,325 (3)	27.01	3,249,978

Loren M. Starr		(1)	(1)
	02/28/08			22,213 (2)	27.01	599,973
	02/28/08			27,767 (3)	27.01	749,987

G. Mark Armour		(1)	(1)
	02/28/08			25,916 (2)	27.01	699,991
	02/28/08			101,814 (3)	27.01	2,749,996

Andrew T. S. Lo		(1)	(1)
	02/28/08			25,916 (2)	27.01	699,991
	02/28/08			37,023 (3)	27.01	999,991

Philip A. Taylor		(1)	(1)
	02/28/08			25,916 (2)	27.01	699,991
	02/28/08			46,279 (3)	27.01	1,249,996

Robert J. Yerbury		(1)	(1)
	02/28/08			29,618 (2)	27.01	799,982
	02/28/08			46,279 (3)	27.01	1,249,996

(1)   As described above, the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Maximum $)” column does not include the cash component of the 2008 annual incentive award, and the “Estimated Future Payouts Under Equity Incentive Plan Awards (Maximum #)” column does not include the share award component of the 2008 annual incentive award. Under SEC rules, the cash portion of the annual incentive award earned in 2008 is reported as “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above, and the stock portion, which was issued in the form of time-vested restricted stock in 2009, will be

June 19, 2009

Ms. Pam Long

reported as “All Other Share Awards” in the Grant of Plan-Based Awards Table in the company’s proxy statement next year.

(2)   For each of the named executive officers, reflects time-based share awards in respect of the 2007 fiscal year which were granted on February 28, 2008. These awards generally vest in three equal annual installments on each anniversary of the date of grant.

(3)

For each of the named executive officers, reflects time-based share awards in respect of the 2007 fiscal year which were granted on February 28, 2008. These awards generally vest three years after the date of grant.

(4) The grant date fair value is the total amount that the company will recognize as expense under applicable accounting requirements. A portion of this amount, which represents the compensation expense recognized by the company for a particular fiscal year, will be included in our Summary Compensation Table each year. We calculated the grant date fair value by multiplying the number of shares granted by the closing price of our common shares on the day the award was granted.